UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2019
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Shareholders of Nordic American Offshore Ltd. (the "Company"), scheduled to be held on June 4, 2019. The Company’s prior Annual General Meeting of Shareholders was held on December 11, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: May 13, 2019	By:	/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer

Exhibit 1

May 13, 2019
TO THE SHAREHOLDERS OF NORDIC AMERICAN OFFSHORE LTD.
Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Offshore Ltd. (the “Company”) and related materials. The Annual General Meeting will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 on June 4, 2019, at 12:30 p.m. local time (the “Meeting”).
At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:
1.	To elect two Class C directors to serve on the Board of Directors until the 2022 Annual General Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”);
3.	To approve the change of name of the Company to “Hermitage Offshore Services Ltd.” (“Proposal Three”);
4.
To approve the reduction in the issued and paid-up share capital of the Company from $1,901,512.30 to $190,151.23 by cancelling the paid-up share capital of the Company to the extent of $0.09 on each of the issued shares of par value $0.10 in the share capital of the Company, so that each issued share of par value $0.10 shall have a par value of $0.01 and be treated in all respects as one (1) fully paid-up share of par value $0.01 (“Proposal Four”); and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the adoption of Proposals One, Two, Three and Four each requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. To constitute a quorum, there must be present either in person or by proxy shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such a meeting. We urge you to vote in favor of all four of the Proposals.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,
/s/ Emanuele Lauro Emanuele Lauro Chairman and Chief Executive Officer

NORDIC AMERICAN OFFSHORE LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2019
NOTICE IS HEREBY given that the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of Nordic American Offshore Ltd. (the “Company”) will be held on June 4, 2019, at 12:30 p.m. local time at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, for the following purposes, of which proposals 1, 2, 3 and 4 are more completely set forth in the accompanying proxy statement:
1.	To elect two Class C directors to serve on the Board of Directors until the 2022 annual general meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”);
3.	To approve the change of name of the Company to “Hermitage Offshore Services Ltd.” (“Proposal Three”);
4.
To approve the reduction in the issued and paid-up share capital of the Company from $1,901,512.30 to $190,151.23 by cancelling the paid-up share capital of the Company to the extent of $0.09 on each of the issued shares of par value $0.10 in the share capital of the Company, so that each issued share of par value $0.10 shall have a par value of $0.01 and be treated in all respects as one (1) fully paid-up share of par value $0.01 (“Proposal Four”); and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The Company’s Board of Directors has fixed the close of business on May 3, 2019 as the record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.
All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on May 3, 2019, the record date for the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
By Order of the Board of Directors
/s/ Emanuele Lauro Emanuele Lauro Secretary

May 13, 2019
Hamilton, Bermuda

NORDIC AMERICAN OFFSHORE LTD.
______________________________
PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2019
______________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Nordic American Offshore Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), for use at the Company’s annual general meeting of shareholders (the “Shareholders”) to be held on June 4, 2019, at 12:30 p.m. local time at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
On May 3, 2019 (the “Record Date”), the Company had outstanding 18,740,671 common shares, par value $0.10 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Meeting .
The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “NAO.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company, at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Board is divided into three classes. After the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified or until his or her earlier resignation or removal. The terms of our Class C Directors expire at the Meeting. The terms of the newly elected Class C Directors will expire at the Company’s 2022 annual general meeting of Shareholders. The Board has nominated the following persons listed below for re-election as Class C Directors.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board may recommend.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Robert Bugbee	58	Class C Director
Marianne Lie	57	Class C Director
Mr. Robert Bugbee, Class C Director
Mr. Robert Bugbee has served as a Director and President of the Company since December 2018. He has also served as a Director and President of Scorpio Tankers Inc. since its initial public offering in April 2010, and as President and Director of Scorpio Bulkers Inc. since July 2013 and April 2013, respectively. He has more than 34 years of experience in the shipping industry. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, he took a two-year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Ms. Marianne Lie, Class C Director
Marianne Lie has served as our Class C Director since December 2013. From June 2016 until December 2018, Ms. Lie served as our Executive Vice Chairman. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.
Required Vote. Provided that a quorum is present, approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the appointment of KPMG AS, Sørkedalsveien 6, 0369 Oslo, Norway as the Company's independent auditors for the fiscal year ending December 31, 2019.
KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.
Required Vote. Provided that a quorum is present, approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
CHANGE OF NAME
The Board proposes that the name of the Company be changed to “Hermitage Offshore Services Ltd.” by filing a copy of the resolution of the Shareholders passed at the Meeting with the Registrar of Companies of Bermuda.
Required Vote. Provided that a quorum is present, approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Three.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE CHANGE OF THE COMPANY’S NAME. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR
REDUCTION IN THE COMPANY’S SHARE CAPITAL
The Board is submitting for approval at the Meeting a proposed reduction in the issued and paid-up share capital of the Company. Following a reverse stock split of the Company’s share capital effected on January 28, 2019, the common shares in the share capital of the Company with a par value of $0.01 per share were consolidated into shares of par value $0.10 per share. It is proposed that the issued and paid-up share capital of the Company be reduced from $1,901,512.30 to $190,151.23 by cancelling the paid-up share capital of the Company to the extent of $0.09 on each of the issued shares of par value $0.10 in the share capital of the Company, so that each issued share of par value $0.10 shall have a par value of $0.01 and be treated in all respects as one (1) fully paid-up share of par value $0.01.
Required Vote. Approval of Proposal Four will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Four.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REDUCTION IN THE COMPANY'S ISSUED SHARE CAPITAL AS DETAILED ABOVE. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting at: www.proxyvote.com.
For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person named in the proxy.
By Order of the Board
/s/ Emanuele Lauro Emanuele Lauro Secretary

May 13, 2019
Hamilton, Bermuda

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Class C Directors

Nominees

	For	Against	Abstain
1a. Robert Bugbee	☐	☐	☐
1b. Marianne Lie	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.

NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof.

0000424140_1 R1.0.1.18

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date